Exhibit 99.1

Aeterna Zentaris Announces Exclusive License Agreement and Research Contract with Julius-Maximilians-University Wuerzburg for Development of a Potential Oral Prophylactic Bacterial Vaccine Against COVID-19

- Company secures next step to continue to build-out pipeline of assets

- Company exercised its option to enter into an exclusive license of intellectual property for the development of a proprietary and orally active bacterial vaccine platform technology currently undergoing pre-clinical studies for the prevention of coronavirus diseases, including COVID-19

CHARLESTON, S.C., March 15, 2021 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS), through its wholly-owned subsidiary Aeterna Zentaris GmbH, (“Aeterna” or the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced that the Company exercised its option announced on February 2, 2021 and has entered into an exclusive worldwide sub-licensable patent and know-how license agreement for a potential COVID-19 vaccine currently in preclinical development that was invented at the Julius-Maximilians-University Wuerzburg (the “University”), one of Germany’s leading research and teaching universities. Additionally, the Company has entered into a research agreement with the University to conduct supplementary research activities and preclinical development studies on the potential vaccine.

The vaccine technology developed at the University uses the approved typhoid fever vaccine Salmonella Typhi Ty21a as a carrier strain and has the potential to be an orally active, live-attenuated bacterial vaccine to prevent SARS-CoV-2 infection leading to COVID-19.

“Over the last months, we learned that the original SARS-CoV-2 strain mutates rapidly, and these mutant strains continue to spread throughout the population. It has been reported that the currently available vaccines for COVID-19 are still effective against the known mutant strains. However, we believe there is the potential to develop an improved vaccine which relies on several SARS-CoV-2 antigens in parallel with the goal of improving the immune response against mutated viruses. Additionally, our vaccine has the potential to become a cost-effective oral alternative with less demanding storage and logistics requirements”, commented Dr. Klaus Paulini, Chief Executive Officer of Aeterna Zentaris. “We look forward to advancing our scientific collaboration with Prof. Rudel and his group at the University. Aeterna plans to select from a set of vaccine candidates to perform further in vitro and in vivo characterization before selecting the most active and stable bacterial strain for further preclinical and potentially clinical development. The goal is to develop an oral dosage form of COVID-19 vaccine which is also active against mutated viruses that can be stored in a common fridge and manufactured with relatively low costs of goods.

Prof. Thomas Rudel of the University added, “We are looking forward to our collaboration with Aeterna and a new phase of accelerated preclinical and potential clinical development. Our oral vaccine candidates based on the Salmonella Typhi Ty21a vaccine platform technology open the possibility to integrate more than one SARS-CoV-2 related antigen into the expression system of the modified vaccine bacteria and may improve the immune response of an individual against mutated viruses.”

About the Potential COVID-19 Vaccine

The approved Salmonella Typhi Ty21a bacterial strain is the basis of the new vaccine approach against corona virus infections. The typhoid fever vaccine Ty21a is effective, safe, easy to handle, and the capsule formulation can be stored at fridge temperature of 2°C to 8°C. The most common vaccine capsule Vivotif® has been used worldwide in more than 150 million administered doses.

The carrier strain has been modified by plasmid insertion with two expression cassettes together with a special E. coli-based secretion system to secrete two or more coronavirus antigens fused to an immunological adjuvant peptide. Additionally, a balanced lethal system based on an essential tRNA synthetase has been integrated to stabilize the plasmid in the absence of antibiotic resistance genes. The specific bacterial vector strain is expected to enable oral application and release of the proteins into the gut system which may consequently stimulate mucosal and systemic immunity.

Transaction Terms and Conditions

On March 14, 2021, the Company exercised the Option and entered into the License Agreement. Pursuant to the terms of the License Agreement, the Company has been granted an exclusive, world-wide, license to certain patents and know-how owned by the University to research and develop, manufacture, and sell a potential COVID-19 vaccine using the University’s bacterial vaccine platform technology (the “Licensed Rights”). The Company will pay an up-front payment under the License Agreement of €140,000 as well as make certain milestones payments to be paid upon the achievement of certain development, and regulatory and sales milestones as well as a percentage of any sub-licensing revenue received by the Company and royalty payments on net sales of the licensed vaccine products (including for by the Company or its sub-licensees). The License Agreement will expire upon the latter of (i) the existence of a valid patent claim of a Licensed Right or (ii) 10 years after the first commercial sale of a product that was developed, manufactured, marketed, and sold using a least one Licensed Right. The License Agreement may be terminated by the Company by providing six (6) months’ notice to the University.

Pursuant to the License Agreement, the University has also granted the Company an exclusive option for the exclusive use of the Licensed Rights in an undisclosed field. The Company has six (6) months from the date of the License Agreement to exercise that is option.

Additionally, the Company has entered into the Research Agreement under which the Company has engaged the University on a fee-for-service basis to conduct supplementary research activities and preclinical development studies on the potential vaccine.

About COVID-19

COVID-19 is the disease caused by a new coronavirus called SARS-CoV-2, and was first reported in December 2019 in Wuhan, Hubei province, China. Most people infected with the COVID-19 virus will experience mild to moderate respiratory illness and recover without requiring special treatment. Older people, and those with underlying medical problems like cardiovascular disease, diabetes, chronic respiratory disease, and cancer are more likely to develop serious illness.

Globally over 116 million confirmed cases and over 2.5 million deaths are reported since the start of the pandemic. Currently, there are no definite approved therapies endorsed by the World Health Organization for COVID-19, focusing on supportive care and preventive immunization.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, macimorelin, is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macimorelin is currently marketed in the United States under the tradename Macrilen™ through a license agreement with Novo Nordisk where Aeterna receives royalties on net sales. According to a commercialization and supply agreement, Megapharm Ltd. will seek regulatory approval and then commercialize macimorelin in Israel and the Palestinian Authority. Additionally, upon receipt of pricing and reimbursement approvals, Aeterna expects that macimorelin will be marketed in Europe and the United Kingdom through a recently established license agreement with Consilient Health Ltd. and Aeterna will receive royalties on net sales and other potential payments.

Aeterna is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need.

Aeterna is actively pursuing business development opportunities for the commercialization of macimorelin in Asia and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements in this press release include those relating to the potential of the University’s coronavirus vaccine platform technology (and any vaccine candidates using that technology) to be effective as a vaccine against COVID-19 (SARS-CoV-2) or any other coronavirus disease (or to offer an alternative to other approved vaccines against COVID-19, the ability to obtain approval to commence any clinical trial or the timeline to develop any potential vaccine and the characteristics of any potential vaccine (including cost, storage temperatures and oral availability and Aeterna’s expectation that, upon receipt of pricing and reimbursement approvals, macimorelin will be marketed in Europe and the United Kingdom and the initiation of Study P02, which is expected to be initiated in Q2 of 2021. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption “Key Information - Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, that the University’s coronavirus vaccine platform technology (and any vaccine candidates using that technology) has never been tested in humans and so further pre-clinical or clinical studies of that technology and any vaccine developed using that technology may not be effective as a vaccine against COVID-19 (SARS-CoV-2) or any other coronavirus disease, that such technology or vaccines may not receive the necessary approvals to be studied in human clinical trials, that the timeline to develop a vaccine may be longer than expected, that such technology or vaccines may not be capable of being used orally, may not have the same characteristics (including storage temperatures) as vaccines previously approved using the Salmonella Typhi Ty21a carrier strain, any such vaccine developed using the University’s technology may not lower the evolution of resistant viral mutants or may not be competitive with vaccines developed by third parties against COVID-19, our ability to raise capital and obtain financing to continue our currently planned operations, our ability to continue to list our Common Shares on the NASDAQ, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo Nordisk, the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations, including studies, our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, our reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, uncertainties related to the regulatory process, unforeseen global instability, including the instability due to the global pandemic of the novel coronavirus, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), our reliance on the success of the pediatric clinical trial in the European Union (“E.U.”) and U.S. for Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, our ability to successfully negotiate pricing and reimbursement in key markets in the E.U. for Macrilen™ (macimorelin), the outcome of our pre-clinical and clinical development efforts of in-licensed products, any evaluation of potential strategic alternatives to maximize potential future growth and shareholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, and the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com